Exhibit (m)(2)

APPENDIX A

SHAREHOLDER SERVICES AND DISTRIBUTION PLAN

AMENDED AND RESTATED AS OF APRIL 28, 2016

Name of Fund	Aggregate Service Fee[1] (%)

LEGG MASON DEVELOPED EX-US DIVERSIFIED CORE ETF	0.25

LEGG MASON EMERGING MARKETS DIVERSIFIED CORE ETF	0.25

LEGG MASON US DIVERSIFIED CORE ETF	0.25

LEGG MASON LOW VOLATILITY HIGH DIVIDEND ETF	0.25

LEGG MASON INTERNATIONAL LOW VOLATILITY HIGH DIVIDEND ETF	0.25

[1]	Expressed as an annual rate of the average daily net assets of the Fund.